SPARROW FUNDS

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

AS AMENDED AND RESTATED JULY 17, 2008

This Multiple Class Plan (the “Plan”) is adopted in accordance with Rule 18f-3 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”) by the Sparrow Funds (the “Trust”) on behalf of its current series, the Sparrow Growth Fund (the “Fund”). The Trustees, including each Trustee who is not an interested persons of the Trust (as defined in the Act) (collectively, “Independent Trustees”), having determined that the Plan is in the best interests of each class of the Fund individually and of the Trust as a whole, have approved the Plan.

The provisions of the Plan are:

          1. General Description Of Classes. Each class of shares of the Fund shall represent interests in the same portfolio of investments of the Fund and shall be identical in all respects, except that each class shall differ with respect to: (i) the Rule 12b-1 Plan adopted with respect to the class; (ii) distribution and related services and expenses as provided for in the applicable Plan; (iii) such differences relating to purchase minimums, eligible investors and exchange privileges as may be set forth in the prospectus(es) and statement(s) of additional information of the Series, as the same may be amended or supplemented from time to time; and (iv) the designation of each class of Shares. There currently are two classes designated: Class A and No-Load Class.

                    (a)       Class A. Class A shares shall be offered and sold at net asset value plus a maximum sales load of 5.75%. Class A shares shall be subject to a maximum annual 12b-1 fee of 0.50% (0.25% for distribution, and 0.25% for shareholder services). Class A shares purchased without an initial sales charge, because they were purchases of $1 million or more or purchases by qualified retirement plans with at least 200 eligible employees, shall be subject to a contingent deferred sales charge (“CDSC”), based on the lower of the shares’ cost or current net asset value, of 1% if such Class A shares are redeemed within 18 months of the purchase date. Class A shares generally shall have lower minimum investment requirements than shares of the Fund’s No-Load Class.

                      (b)       No Load Class. The Fund’s existing Class C shares shall be reclassified the “No-Load” Class. The No-Load Class shall be offered at net asset value without deducting a sales charge, and shall not be subject to any CDSC. Shares of the No-Load Class shall be subject to a 12b-1 shareholder servicing fee of 0.25%, and shall generally have higher minimum investment requirements than the Fund’s Class A shares. 2.         Expense Allocations To Each Class.

      (a)       In addition to the distribution and service fees described above, certain expenses may be attributable to a particular class of shares of the Fund (“Class Expenses”).

Class Expenses are charged directly to net assets of the class to which the expense is attributed and are borne on a pro rata basis by the outstanding shares of that class. Class Expenses may include;

(i)	distribution (12b-1) fees and service fees;

                                  (ii)      expenses incurred in connection with a meeting of shareholders;

(iii)	litigation expenses;

(iv)	printing and postage expenses of shareholders reports, prospectuses and proxies to current shareholders of a specific class;

(v)	expenses of administrative personnel and services required to support the shareholders of a specific class;

(vi)	transfer agent fees and expenses; and

(vii)	such other expenses incurred by, or attributable to, a specific class.

                      (b)       All other expenses of the Fund are allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund in the aggregate. Notwithstanding the foregoing, the distributor or adviser of the Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under the Rule.

          3.       Class Designation. Subject to the approval by the Trustees of the Trust, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

          4.       Additional Information. This Plan is qualified by and subject to the terms of the then current Prospectus for the applicable class of shares; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan. The Prospectus for each class contains additional information about the class and the Fund’s multiple class structure.

          5.       Effective Date. This amended Plan shall take effect immediately after the Funds’ shareholders have approved the changes approved by the Board as of the date hereof with respect to the 12b-1 fees payable by each class. This Plan may be terminated or amended at any time with respect to the Trust or the Fund or class thereof by a majority of the Trustees, including a majority of the Independent Trustees. Further amendments to this Plan shall become effective on the date specified by the Board after approval of the Trustees (including the Independent Trustees) and notice to shareholders of the Fund (if any is required).

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